UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             Restoration Hardware, Inc.
                               -----------------
                                (Name of Issuer)

                     Common Stock, $0.0001 par value per share
                         -----------------------------
                         (Title of Class of Securities)

                                  760981100
                                  ---------
                                (CUSIP Number)

                                Richard W. Shea, Jr.
                          Vardon Capital Management, L.L.C.
                         120 West 45th Street, 17th Floor
                                New York, NY 10036
                                (212) 626-6300
                                --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 29, 2008
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 760981100            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        Vardon Capital, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                    AF OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          3,449,375
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     3,449,375

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,449,375

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.9%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               OO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                Vardon Capital Management, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                    AF 00

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          3,449,375
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     3,449,375

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,449,375

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  8.9%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                             Richard W. Shea, Jr.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                    AF OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          3,449,375
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     3,449,375

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,449,375

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  8.9%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       Vardon International, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          3,449,375
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     3,449,375

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,449,375

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.9%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP NO. 760981100            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                          Vardon Focus Fund, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          3,449,375
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     3,449,375

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,449,375

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.9%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       Vardon Focus Fund II, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          3,449,375
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     3,449,375

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,449,375

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.9%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON            Vardon Focus Fund International, Ltd.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                       Cayman Islands

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          3,449,375
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     3,449,375

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    3,449,375

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   8.9%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 760981100            SCHEDULE 13D

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the "Common Stock") of Restoration Hardware, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 15 Koch Road, Suite J, Corte Madera, CA 94925.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by (i) Vardon Focus Fund, L.P., a Delaware limited partnership; (ii) Vardon Focus Fund II, L.P., a Delaware limited partnership; (together the "Domestic Funds"); (iii) Vardon International, Ltd., a Cayman Islands exempted company; (iv) Vardon Focus Fund International, Ltd., a Cayman Islands exempted company; (together the "Offshore Funds" and collectively with the Domestic Funds, the "Funds"); (v) Vardon Capital, L.L.C., a Delaware limited liability company that serves as the general partner of the Domestic Funds ("VC"); (vi) Vardon Capital Management, L.L.C., a Delaware limited liability company that serves as investment manager to the Funds ("VCM"), and
(vii) Richard W. Shea, Jr. ("Mr. Shea"), the sole managing member of VC and VCM. The Funds, VC, VCM and Mr. Shea will be collectively referred to herein as "Reporting Persons". All disclosures made in this filing are made pursuant to the best knowledge and reasonable belief of the Reporting Persons.

The Domestic Funds, as defined above, are each Delaware limited partnerships with a principal business office address of 120 West 45th Street, 17th Floor, New York, NY 10036. The principal business of each of the Domestic Funds is investment management.

The Offshore Funds, as defined above, are each Cayman Islands exempted companies with a principal business office address of Admiral Financial Center, P.O. Box 32021 SMB, 90 Fort Street, Grand Cayman, Cayman Islands, B.W.I. The principal business of each of the Offshore Funds is investment management.

The Directors of the Offshore Funds are Richard W. Shea, Jr., David Bree and Don Seymour. Mr. Shea's principal business is acting as managing member of VC and VCM. The principal business office address of Mr. Shea is 120 West 45th Street, 17th Floor, New York, NY 10036. Mr. Bree and Mr. Seymour are employed by dms Management, Ltd. and their principal business is providing director services to private investment funds. The principal business office address of Mr. Bree and Mr. Seymour is P.O. Box 31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands.

VC is a Delaware limited liability company. The sole managing member of VC is Mr. Shea. The principal business of VC is acting as general partner to the Domestic Funds.

The principal business office address of VC is 120 West 45th Street, 17th Floor, New York, NY 10036.

VCM is a Delaware limited liability company which serves as the investment manager to the Funds and had served as investment manager to certain separately managed accounts. The sole managing member of VCM is Mr. Shea. The principal business of VCM is providing investment advisory services to the Funds.

The principal business office address of VCM is 120 West 45th Street, 17th Floor, New York, NY 10036.

Mr. Shea, the sole managing member of VC and VCM, is a citizen of the United States of America. Mr. Shea's principal business is acting as managing member of VC and VCM.

The principal business office address of Mr. Shea is 120 West 45th Street, 17th Floor, New York, NY 10036.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of the 3,449,375 shares of Common Stock beneficially owned by the Reporting Persons was $18,531,907, representing the working capital of the Domestic Funds and the Offshore Funds.

Item 4.  Purpose of Transaction
-------------------------------

The Issuer has disclosed that it will hold a special meeting of stockholders to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of November 8, 2007 (the "Merger Agreement"), among the Company, Home Holdings, LLC ("Parent"), and Home Merger Sub, Inc. ("Merger Sub"), as amended by the First Amendment thereto dated January 24, 2008 (the "Amended Merger Agreement"), pursuant to which Merger Sub will merge with and into the Company and the Company will become a direct wholly owned subsidiary of Parent. Parent is controlled by investment funds affiliated with Catterton Management Company, LLC, which is a private equity firm. The record date of the special meeting is May 2, 2008. For a more detailed description of the Merger Agreement we refer you to exhibit 2.1 of the Form 8-K filed by the Issuer with the SEC on November 8, 2007 and for a more detailed description of the Amended Merger Agreement we refer you to exhibit 2.1 of the Form 8-K filed by the Issuer with the SEC on January 24, 2008.

The Reporting Persons currently hold the shares of Common Stock for the purpose of fulfilling VCM's obligations under the Amended Stockholder Voting Agreement described below. The Reporting Persons currently plan to sell all or a portion of their shares after fulfilling their obligation under the Amended Stockholder Voting Agreement.

On November 8, 2007, in connection with the transactions contemplated by the Merger Agreement, VCM entered into a Stockholder Voting Agreement, dated as of November 8, 2007, with the Issuer (the "Stockholder Voting Agreement"), and an Investment Agreement, dated as of November 8, 2007, with Parent (the "Investment Agreement"). On January 24, 2008, in connection with the transactions contemplated by the Amended Merger Agreement, VCM executed an Amendment, dated as of January 24, 2008, to the Stockholder Voting Agreement with the Issuer (the "Amended Stockholder Voting Agreement") and executed an Equity Rollover Consent, dated January 24, 2008, with Parent (the "Equity Investment Consent").

Pursuant to the Amended Stockholder Voting Agreement, VCM agreed to vote for and support the Merger with Parent. If the Issuer terminates the Merger Agreement in connection with an alternative transaction that constitutes a Superior Proposal (as defined in the Merger Agreement) that is entered into prior to 11:59 p.m., New York City time, on December 13, 2007 or after such time if the alternative transaction is with an Excluded Party (as defined in the Merger Agreement) and such transaction provides for either an all cash offer or a combination of cash and non-cash consideration where holders of shares of Common Stock may elect to receive all cash consideration without any cutback or proration and the recommendation of the Board of Directors of the Issuer in favor of the adoption of such transaction has not been adversely modified or withdrawn, then VCM has agreed to vote in favor of the alternative transaction upon the written request of the Board of Directors of the Issuer or the Independent Committee thereof. The foregoing description of the Amended Stockholder Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholder Voting Agreement, which is attached as Exhibit 99.1 hereto, and the Amended Stockholder Voting Agreement, which is attached as
Exhibit 99.2 hereto.

Pursuant to the Investment Agreement, VCM has agreed to make a cash investment, immediately prior to the effective time of the Merger, equal to the value of 3,449,055 shares of Common Stock to Parent in exchange for a pro rata equity interest in Parent. The obligations of VCM pursuant to the Investment Agreement is subject to the satisfaction or waiver of certain conditions, as set forth in the Investment Agreement. The Issuer is an express third party beneficiary to the Investment Agreement. The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement which is attached as Exhibit 99.3 hereto, and the Equity Investment Consent, which is attached as Exhibit 99.4 hereto.

Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a), (b) According to the Issuer's most recent Form 10-K, there were 38,968,596 shares of Common Stock issued and outstanding as of April 4, 2008. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

Amount Beneficially Owned:

         Vardon Capital, L.L.C. - 3,449,375
         Vardon Capital Management, L.L.C. - 3,449,375
         Richard W. Shea, Jr. - 3,449,375
         Vardon International, Ltd. - 3,449,375
         Vardon Focus Fund, L.P. - 3,449,375
         Vardon Focus Fund II, L.P. - 3,449,375
         Vardon Focus Fund International, Ltd. - 3,449,375

Percent of Class:

         Vardon Capital, L.L.C. - 8.9%
         Vardon Capital Management, L.L.C. - 8.9%
         Richard W. Shea, Jr. - 8.9%
         Vardon International, Ltd. - 8.9%
         Vardon Focus Fund, L.P. - 8.9%
         Vardon Focus Fund II, L.P. - 8.9%
         Vardon Focus Fund International, Ltd. - 8.9%

Number of shares as to which such person has:

         Sole power to vote or to direct the vote

         Vardon Capital, L.L.C. - 0
         Vardon Capital Management, L.L.C. - 0
         Richard W. Shea, Jr. - 0
         Vardon International, Ltd. - 0
         Vardon Focus Fund, L.P. - 0
         Vardon Focus Fund II, L.P. - 0
         Vardon Focus Fund International, Ltd. - 0

         Shared power to vote or to direct the vote

         Vardon Capital, L.L.C. - 3,449,375
         Vardon Capital Management, L.L.C. - 3,449,375
         Richard W. Shea, Jr. - 3,449,375
         Vardon International, Ltd. - 3,449,375
         Vardon Focus Fund, L.P. - 3,449,375
         Vardon Focus Fund II, L.P. - 3,449,375
         Vardon Focus Fund International, Ltd. - 3,449,375

         Sole power to dispose or to direct the disposition of

         Vardon Capital, L.L.C. - 0
         Vardon Capital Management, L.L.C. - 0
         Richard W. Shea, Jr. - 0
         Vardon International, Ltd. - 0
         Vardon Focus Fund, L.P. - 0
         Vardon Focus Fund II, L.P. - 0
         Vardon Focus Fund International, Ltd. - 0

         Shared power to dispose or to direct the disposition of

         Vardon Capital, L.L.C. - 3,449,375
         Vardon Capital Management, L.L.C. - 3,449,375
         Richard W. Shea, Jr. - 3,449,375
         Vardon International, Ltd. - 3,449,375
         Vardon Focus Fund, L.P. - 3,449,375
         Vardon Focus Fund II, L.P. - 3,449,375
         Vardon Focus Fund International, Ltd. - 3,449,375

c) During the last 60 days, the Reporting Persons purchased or sold the following shares of Common Stock:

Entity                        Trade Date      Shares   Price/Share  Transaction
------                        ----------      ------   -----------  -----------
Managed Accounts advised      04/11/2008      89,115     4.26      Sale
By VCM

Vardon Focus Fund, LP         04/11/2008      67,392     4.26      Purchase
                              04/29/2008      20,368     4.28      Purchase
                              04/29/2008     113,926     4.30      Purchase
                              04/29/2008   1,018,413     4.33      Purchase
                              04/29/2008      10,184     4.31      Purchase
                              04/29/2008       9,097     4.25      Purchase

Vardon Focus Fund II, LP      04/11/2008       7,654     4.26      Purchase
                              04/29/2008       1,086     4.31      Purchase
                              04/29/2008      12,130     4.30      Purchase
                              04/29/2008         968     4.25      Purchase
                              04/29/2008       2,168     4.28      Purchase
                              04/29/2008     108,433     4.33      Purchase

Vardon Focus Fund             04/11/2008      14,069     4.26      Purchase
International, Ltd.           04/29/2008       1,765     4.25      Purchase
                              04/29/2008       3,953     4.28      Purchase
                              04/29/2008      22,117     4.30      Purchase
                              04/29/2008       1,976     4.31      Purchase
                              04/29/2008     197,683     4.33      Purchase

Vardon International, Ltd.    04/29/2008      19,627     4.30      Purchase
                              04/29/2008       1,570     4.25      Purchase
                              04/29/2008       3,511     4.28      Purchase
                              04/29/2008     175,471     4.33      Purchase
                              04/29/2008       1,754     4.31      Purchase

In addition, on April 29, 2008 the Reporting Persons purchased certain put options and sold certain call options of the Common Stock. The details of these transactions are set forth in Item 6 below.

(d) and (e) Not applicable.

-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons may together be deemed to be members of a group for purposes of Section 13(d) of the Exchange Act of 1934. Except as set forth in this Item 6, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

VCM has entered into the Amended Voting Agreement with the Issuer which is attached hereto as Exhibits 99.1 and 99.2 and is described in Item 4 above.

VCM has entered in an Investment Agreement with the Parent which is attached hereto as Exhibit 99.3 and is described in Item 4 above. VCM entered into the Equity Investment Consent which is attached hereto as Exhibit 99.4 and is described in Item 4 above.

On April 29, 2007, Vardon Focus Fund, LP purchased 10,184 put option contracts relating to the Common Stock, Vardon Focus Fund II, LP purchased 1,084 put option contracts relating to the Common Stock, Vardon Focus Fund International, Ltd. purchased 1,977 put option contracts relating to the Common Stock and Vardon International, Ltd. purchased 1,755 put option contracts relating to the Common Stock. The purchase price for each put option contract was $3.40. The exercise price of the put option contracts is $7.50.

On April 29, 2007, Vardon Focus Fund, LP sold 10,184 call option contracts relating to the Common Stock, Vardon Focus Fund II, LP sold 1,084 call option contracts relating to the Common Stock, Vardon Focus Fund International, Ltd. sold 1,977 call option contracts relating to the Common Stock and Vardon International, Ltd. sold 1,755 call option contracts relating to the Common Stock. The sale price for each call option contract was $0.05. The exercise price of the call option contracts is $7.50.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A - Joint Filing Undertaking.
Exhibit 99.1 - Stockholder Voting Agreement, dated as of November 8, 2007, by and between the Restoration Hardware, Inc. and Vardon Capital Management, LLC
Exhibit 99.2 - Amendment to Stockholder Voting Agreement, dated as of January 24, 2008, by and between the Restoration Hardware, Inc. and Vardon Capital Management, LLC
Exhibit 99.3 - Investment Agreement, dated as of November 8, 2007, by and between Home Holdings, LLC and Vardon Capital Management, LLC Exhibit 99.4 - Amendment to Investment Agreement, dated as of January 24, 2008, by and between Home Holdings, LLC and Vardon Capital Management, LLC

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2008

Vardon Focus Fund, L.P.              Vardon Focus Fund II, L.P.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
      as managing member of the            as managing member of the
      general partner                      general partner



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
      Managing Member of                   Managing Member of
      the General Partner                  the General Partner




Vardon International, Ltd.           Vardon Focus Fund International, Ltd.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
      as director                          as director



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
      Director                             Director



Vardon Capital, L.L.C.               Vardon Capital Management, L.L.C
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
      its managing member                  its managing member



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
      Managing Member                      Managing Member


RICHARD W. Shea, Jr.


By: /s/ Richard W. Shea, Jr.
    -------------------------------
    Richard W. Shea, Jr.
      Individually

                                    Exhibit A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Restoration Hardware, Inc., par value 0.0001 per share, to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this
Schedule 13D jointly on behalf of each such party.

Dated:  April 30, 2008

Vardon Focus Fund, L.P.              Vardon Focus Fund II, L.P.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
      as managing member of the            as managing member of the
      general partner                      general partner



By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
      Managing Member of                   Managing Member of
      the General Partner                  the General Partner



Vardon International, Ltd.           Vardon Focus Fund International, Ltd.
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
      as director                          as director


By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
      Director                             Director


Vardon Capital, L.L.C.               Vardon Capital Management, L.L.C
By: Richard W. Shea, Jr.             By: Richard W. Shea, Jr.
      its managing member                  its managing member


By: /s/ Richard W. Shea, Jr.         By: /s/ Richard W. Shea, Jr.
    -------------------------------      -----------------------------------
    Richard W. Shea, Jr.                 Richard W. Shea, Jr.
      Managing Member                      Managing Member


RICHARD W. Shea, Jr.



By: /s/ Richard W. Shea, Jr.
    -------------------------------
    Richard W. Shea, Jr.
      Individually

SK 03088 0008 874901